News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

5 December 2002

Reed Elsevier Provides Update On Trading And Reaffirms Its Financial Targets

Reed Elsevier today reaffirmed that it is on track to deliver double digit adjusted earnings per share growth at constant exchange rates this year and reiterated its commitment to this target for next year. This is despite the continuing tough economic environment, which is affecting all markets, but in particular Business to Business.

The strength of the euro and, to a lesser extent, sterling relative to the US dollar this year on last year will have a small adverse impact on the adjusted EPS of both Reed Elsevier NV and Reed Elsevier PLC at reported exchange rates. (Adjusted EPS is stated before amortisation of goodwill and intangible assets and exceptional items.)

The performance trends in Reed Elsevier's businesses are as follows:

In Science & Medical, Elsevier Science has performed well. A reversal in journal phasing and an increase in sales growth for the medical book publishing programme have, as expected, driven an improvement in overall revenue growth in the second half. As a result we expect both Science and Medical divisions to outperform markets that are seeing growth somewhat constrained by pressures on institutional budgets. In the Science & Technology business, subscription renewals are strong, migration to electronic only contracts is accelerating and sales of new information services, including backfiles and subject collections, are going well. In Health Sciences, the Harcourt business is gaining momentum and the actions implemented over the last nine months are now paying off. US book sales are seeing good growth with a strong publishing programme and increased demand from the expanding healthcare professions. Electronic revenues are also growing well with new subscribers for online services and new products.

In Legal, LexisNexis has continued the positive revenue momentum seen in the first half. This, together with increasing cost efficiency, particularly in the US, is driving margin improvement. In US Legal markets, LexisNexis continues to show satisfactory growth in online usage and revenues. Although not immune from the economic slowdown, it continues, we believe, to perform ahead of the market. In corporate and federal markets, as in the first half, strong growth in risk solutions is more than compensating for weakness in corporate business information. The LexisNexis International businesses are performing satisfactorily, other than in Latin America where conditions are particularly difficult. Investment is being made in the development of the German business following the acquisition of MBO Verlag. The impact on margins of the investment will be largely offset by rationalisation of editorial processes within the UK as the business moves further online.

In Education, the Harcourt US K-12 schools business has performed well against a market that is now expected to be weaker than in the prior year. The weaker adoptions cycle has been compounded in recent months by more cautious spending by US states with budgets under pressure and deferral of spend in anticipation of the increased federal funding. Harcourt has offset this market decline through significant outperformance and is expected to achieve revenues in the US K-12 market comparable with the prior year. It has gained the leading market share of new state adoption revenues and has performed well relative to the market in backlist sales and in open territories. Additional investment in electronic learning has been funded by higher than expected cost savings. The Testing business has seen good growth driven by state testing contracts and new publishing. Outside the US, growth in the Harcourt International businesses is held back by a much lower UK primary schools market against a prior year of significant curriculum change.

In Business, advertising markets remain difficult and there is still no sign of real recovery. Reed Business is however on track to outperform the market again this year, through its focus on building market share and managing yields, as well as continued action to reduce costs. The exhibitions business, although affected by late cycle pressures in its markets, is performing satisfactorily reflecting the strength of its shows and tight cost management. Although underlying revenues, excluding acquisitions and disposals, are expected to be lower for Reed Business than the prior year, the impact on profits is expected to be offset by the lower cost base to deliver underlying profits comparable with the prior year.

Turning to next year, Reed Elsevier remains committed to its target of double digit adjusted earnings per share growth at constant currencies for Reed Elsevier PLC and Reed Elsevier NV. This is despite the continuing difficult economic environment from which none of the businesses is immune but does assume that there is no marked further deterioration. If current exchange rates prevail, there will be an adverse translation impact on reported earnings, particularly in the first half.

The Science & Medical and Legal businesses are expected to make good progress in revenues and margin improvement. The Education business is expected to see continuing state budget pressures but some recovery in its markets with the benefit of the additional federal funding and more state adoption revenues available. In Business markets, no upturn is forecast at this stage. Given the tough trading environment, significant further cost actions have been taken in the second half of the year to protect and improve margins and release funds for investment in 2003.

Commenting, Crispin Davis, Chief Executive Officer, said:

''We continue to execute well against our strategic milestones and I am pleased to report that, despite the challenging economic environment, we are on track to deliver against our two key financial targets of above market revenue growth and double digit adjusted earnings growth.''

The Reed Elsevier Preliminary Statement on the 2002 financial year will be issued on 20 February 2003.

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern future matters, such as the features and functions of, and markets for, products and services offered by Reed Elsevier, and Reed Elsevier's business plans and strategies. Forward-looking statements are based on the current expectations of the management of Reed Elsevier and are subject to risks and uncertainties. Actual results and events could differ materially from the results discussed in the forward-looking statements. Factors which could cause or contribute to differences in results include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technological change. Reed Elsevier is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.